Exhibit 99.(d)(2)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

A Stock Company; Domiciled in Alabama

www.protective.com

P. O. Box 2606; Birmingham, Alabama 35202; (800) 866-9933

CHILDREN'S TERM LIFE INSURANCE RIDER

This rider is issued as a part of the Policy to which it is attached in return for the application and the payment of the cost of insurance for this rider, shown as the Initial Monthly Charge on the Policy Schedule. The cost of insurance for this rider is a level amount charged each month until the rider terminates. This rider does not have any cash values or loan values. All Policy provisions not expressly modified by this rider remain in full force and effect.

DEFINITIONS

The following terms have the specific meanings associated with them each time they are used in this rider. Other terms may be defined elsewhere in this rider and they will have that meaning when used.

Insured: The person whose life is covered under the Policy to which this rider is attached.

Insured Child: An Insured Child under this rider is any living child, stepchild, or legally adopted child of the Insured. Any Insured Child must be at least 15 days old but no older than 18 years old at the date of application for this rider. After the initial Effective Date of Coverage, any child who is born to, or legally adopted by, the Insured will become an Insured Child when they reach 15 days old or on the date of adoption. The date of adoption must occur prior to the child's 18th birthday. Coverage for an Insured Child ceases under this rider on the Insured Child Expiry Date.

Effective Date of Coverage: If this rider is attached when the Policy is issued, the effective date of coverage under this rider is the Policy Effective Date. If this rider is issued after the Policy was issued, the effective date will be the date we approve the supplemental application. For any reinstated insurance or if any increase in coverage occurs, the effective date will be the date of approval.

Rider Expiry Date: The Rider Expiry Date of this rider is the day before the Insured's 75th birthday.

Insured Child Expiry Date: The Insured Child Expiry Date is the earlier of the Rider Expiry Date or the Policy Anniversary following an Insured Child's 25th birthday.

BENEFIT

Rider Benefit: We will pay the Benefit Amount to the Beneficiary of this rider when we receive due proof of an Insured Child's death at our Administrative Office.

Benefit Amount: Each unit of insurance provides a death benefit of $1,000. The number of units of insurance is shown on the Policy Schedule. The Benefit Amount applies to each Insured Child.

GENERAL PROVISIONS

Owner: The Owner of the Policy is the Owner of this rider.

Beneficiary: The Owner of the Policy is the Beneficiary of this rider unless otherwise specified by Written Notice.

Contestability: We cannot bring any legal action to contest the validity of this rider or to resist a claim after the rider has been in force for two years during the life of an Insured Child, except for non-payment of premium.

We cannot bring any legal action to contest any change to or reinstatement of this rider after it has been in force for two years during the life of an Insured Child, except for non-payment of premium. The contestability period for a reinstated Policy is based only on statements made in the reinstatement application, unless the original contestability period has not yet expired.

Suicide of Insured: If the Insured commits suicide within two years of the Effective Date of Coverage of this rider, coverage under this rider will continue during a 31-day period after the date of suicide and the rider will terminate. Our liability under this rider will be limited to the return of any cost of insurance paid for this rider. During the 31-day period after the date of suicide, an Insured Child is eligible for Conversion as described in this rider, but not for Paid-Up Term Insurance.

Suicide of Insured Child: If, an Insured Child commits suicide within two years of the Effective Date of Coverage for the Insured Child, our liability is equal to the cost of insurance paid for this rider if there is only one Insured Child. If there are any additional Insured Children, we have no liability under this rider.

Reinstatement: If the Policy to which this rider is attached terminates due to non-payment of premium, this rider may be reinstated in accordance with the Reinstatement provision of the Policy. You must provide evidence of insurability for each Insured Child who will be insured under the reinstated rider. No benefit will be paid if an Insured Child dies during the lapse in coverage.

Paid-Up Term Insurance: If the Insured dies while this rider is in full force the Benefit may be continued under a Paid-Up Term Insurance Policy. Each Insured Child will be issued a Paid-Up Term Insurance Policy with a face amount equaling the Benefit Amount of this rider. The expiry date of any Paid-Up Term Insurance Policy issued will be on the Policy Anniversary following the Insured Child's 25th birthday.

If the Insured Child has not reached the age of majority, the owner of the Paid-Up Term Insurance Policy will be the legal guardian of the Insured Child. If the Insured Child has reached the age of majority, the owner of the Paid-Up Term Insurance Policy will be the Insured Child.

Conversion: Within 30 days prior to or after the monthly anniversary closest any Insured Child Expiry Date, you may provide Written Notice to convert coverage without evidence of insurability to a new policy (the "Conversion Policy") of flexible premium adjustable life insurance, whole life insurance or other similar plan of life insurance available for conversion at the time of your Written Notice. We will always have at least one such policy available. We are not required to have more than one Conversion Policy available. The converted life insurance policy may have a Face Amount that is up to 5 times the Benefit Amount of this rider, but may not be less than the minimum amount available for the new plan of insurance.

The Conversion Policy will be issued at the attained age of the Insured as defined under the Conversion Policy. The Conversion Policy will be issued with a risk classification that, in our judgment, most closely corresponds to the risk classification of this rider. The two-year period for the Contestability provision of the Conversion Policy will begin on the Effective Date of Coverage of this rider, or the latest reinstatement date. The two-year period for the Suicide Exclusion provision of the Conversion Policy will begin on the Effective Date of Coverage of this rider. The initial premium for the Conversion Policy is due prior to the date the Policy is placed in force.

The issuance of any available rider attached to the Conversion Policy will be subject to evidence of insurability. Any evidence of insurability required by us will be obtained at the Owner's expense.

Termination: This rider will terminate:

a)	On the Rider Expiry Date;
b)	When you notify us that the youngest Insured Child has reached the Insured Child Expiry Date or that there are no living Insured Children;
c)	By your written request; or
d)	Upon termination of the Policy to which this rider is attached.

Signed for the Company as of the Effective Date of Coverage.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

Felicia M. Lee
Secretary

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